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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: May 1, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ending December 31, 2006. The MD&A was prepared as of April 25, 2007 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2006 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed in the United Sates on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation has since changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Results of Operations

The net loss for the year ending December 31, 2006 was $344,752 as compared to net income of $289,238 for 2005. The difference of $633,990 is the result of the gain on the sale of the West Thrifty Unit in 2005 of $416,320 and a one time management fee of $154,000 paid to a current director and officer for the Corporation in 2006. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. Revenue increased from $17,644 in 2005 to $20,885 in 2006 of which $13,370 was from remaining small override interests in petroleum and natural gas properties.

Operating and Administrative expenses for the year ending December 31, 2006 were $106,722 compared to $101,135 for the year 2005. The Corporation decided to pull out from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year. The Corporation purchased this option from Royal Standard Minerals Inc. (“RSM”) to acquire a 60% interest in RSM’s gold project located in Lyon County Nevada on September 15, 2004 in consideration for which the Corporation issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

Liquidity and Capital Resources

The Corporation’s cash balance at December 31, 2006 was $204,866 compared to $339,570 at December 31, 2005. Total assets at December 31, 2006 were $454,866 compared to $417,695 at December 31, 2005. On January 24, 2006 the Corporation completed a private placement of 8,796,200 units of the Corporation at CDN $0.05 per unit for gross proceeds of CDN $439,810 (US $378,530). Each unit consists of one common share of the Corporation and one common share purchase warrant. Each warrant is exercisable for one year from closing at CDN $0.10 per share. The subscribers under the private placement are directors of the Corporation. The warrants were valued using the Black-Scholes option pricing model where the value was determined to be CDN $237,497 (US $204,408). The following assumptions were used: dividend yield 0%, risk-free interest rate 3.83%, expected volatility 190% and an expected life of 1 year. The units are subject to a hold period which expires May 25, 2006.

There was little change in current liabilities at December 31, 2006 which were $808,240 compared to $804,847 at December 31, 2005.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 43,981,003 are outstanding at December 31, 2006. At December 31, 2006 the Corporation had outstanding options to purchase 3,511,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2007 to May 2010. At December 31, 2006 there were 8,796,200 warrants outstanding with an exercise price of C$0.10 and expiration date of January 24, 2007.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

notes thereto:
2006		2005	2004
Selected Operating Data
Revenue	$20,885	$17,644	$108,998
Production Costs	($32,544)	($5,648)	($202,395)
Expenses	($100,968)	($139,078)	($101,512)
Management Fee	($154,000)	$0	$0
Gain on disposal of asset	$0	$416,320	$0
Write-off of an option to acquire
mineral property	($78,125)	$0	$0
Net (loss) income for the period	($344,752)	$289,238	($194,909)
(Loss) earnings per share - basic	($0.01)	$0.01	($0.01)
(Loss) earnings per share - diluted	($0.01)	$0.01	($0.01)
	2006	2005	2004
Selected Balance Sheet Data
Total Assets	$454,866	$417,695	$159,609
Long Term Debt	$0	$0	($664,533)
Capital Stock	($11,174,108)	($10,999,986)	($10,999,986)
Warrants	($204,408)	$0	$0
Deficit	($11,765,034)	($11,420,282)	($11,709,520)
Selected Quarterly Information
		3 Mos.	3 Mos.	3 Mos.		3 Mos.	3 Mos.	3 Mos.
	3 Mos.	Ending	Ending June	Ending	3 Mos.	Ending	Ending June	Ending
	Ending Dec.	Sept. 30,	30, 2006	March	Ending Dec.	Sept. 30,	30, 2005	March
	31, 2006	2006		31,2006	31, 2005	2005		31,2005
Revenue	$2,198	$5,955	$6,821	$5,911	$17,644	$0	$0	$0
Expenses	($49,935)	($16,186)	($49,340)	($172,051)	13,954	($44,025)	($86,653)	($28,002)
Realized
Gain on
Sale of
Asset	$0	$0	$0	$0	($18,388)	$0	$434,708	$0
Write-off
the Option	($78,125)	$0	$0	$0	$0	$0	$0	$0
Net Income
(Loss)	($125,862)	($10,231)	($42,519)	($166,140)	13,210	($44,025)	$348,055	($28,002)
Net Income
(Loss) per
Common
share basic
and diluted	($0.01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00
Transactions with Related Parties
Following is a summary of the related party transactions of the Corporation for the last three years ending December 31:
		2006	2005	2004
Due From Related Party	Standard Energy Company (i)	$250,000	$0	$0
		$250,000	$0	$0
Due To Related Parties	Roland M. Larsen (ii)	$25,400	$25,500	$25,500
	Royal Standard Minerals Inc. (iii)	$108,813	$109,082	$29,468
		$134,213	$134,582	$54,968
(i)
Standard Energy Company is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable is unsecured, non-interest bearing and no date set for its repayment.

(ii)
This loan is payable to an officer and director of the Corporation. It is non-interest bearing and no date set for its repayment.

(iii) RSM is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

During the first quarter ending March 31, 2006, a management fee of $154,000 was paid to a director and officer of the Corporation. This transaction was in the normal course of operations and was measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Corporation’s fiscal years beginning January 1, 2007.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation’s ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

\s\ Roland M. Larsen

Roland M. Larsen President

Heathsville, VA April 25, 2006